SHUTTLE PHARMACEUTICALS, INC.

1 RESEARCH COURT, SUITE 450

ROCKVILLE, MD 20850

April 27, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Ms. Mary Beth Breslin

Mr. Jeffrey Gabor

Ms. Keira Nakada

Ms. Mary Mast

Re:	Shuttle Pharmaceuticals, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 7, 2017

File No. 333-215027

Ladies and Gentleman:

In response to the Staff’s letter of April 25, 2017 (the “Comment Letter”) and this morning’s telephone conference among members of the Staff, representatives of Shuttle Pharmaceuticals, Inc. (the “Company”) and a representative of Paritz & Co., the Company’s independent registered public accounting firm, the following are the proposed responses to the comments set forth in the Comment Letter, which, if satisfactory to the Staff will be included in a pre-effective amendment to the Registration Statement on Form S-1.

Financial Statements for the Fiscal Year Ended December 31, 2016

Notes to Financial Statements

Note 3 Summary of Significant Accounting Policies

Research and Development Expenses, page F-8

Comment:

1.	In response to prior comment 7, you appear to be saying that you recognize the cost reduction when costs of the contract incurred matches the reimbursements. Please clarify in the filing your accounting policy and what is meant by “all attaching conditions will be complied with.”

Response:

In response to the Staff’s comment, the Company proposes to change the disclosure set forth in Footnote 3 to read as follows (changed language in italics):

“The Company has received a contract from the Department of Health and Human Services to assist with the clinical development of IPdR for radiosensitization. The Company recognizes the amounts received in regards to the contract at fair value when there is reasonable assurance that the contract amount will be received and that all the conditions of the specific contract will be complied with in order to properly match the reimbursements with the specific expenditures that the specific contract intends to reimburse. The Company recognizes the amounts received in accordance with the contract as a reduction of research and development expenses over the periods necessary to match the contract on a systematic basis to the costs that it is intended to compensate. The Company recorded on the balance sheet as contract receivable upon meeting the criteria discussed above until cash is received.  During the years ended December 31, 2016 and 2015, the Company recorded $620,982 and $281,913 in accordance with the contract, which have been recorded as a reduction of research and development expense in the accompanying statement of operations.”

Securities and Exchange Commission

Division of Corporation Finance

April 27, 2017

Financial Statements for the Quarterly Period Ended September 30, 2016

Balance Sheets, page F-12

Comment:

2.	Your response to prior comment 9 does not explain why you believe that the aggregation of equity contribution with accumulated deficit at December 31, 2015 is appropriate upon the reorganization to a corporation. Please tell us why you believe this presentation is appropriate for your scenario.

Response:

In accordance with the telephone discussion of this morning with the Staff, the Company proposes to revise the balance sheet and statement of changes in equity (deficit) presentation in the form attached as Exhibit A to this letter.

We would appreciate being advised by the Staff as to the acceptability of the foregoing responses to the comments raised in the Comment Letter, whereupon the Company will, as noted, incorporate them into a formal pre-effective amendment to the Registration Statement.

If you have any further questions or comments, kindly contact the undersigned at (240) 403-4212 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (786) 888-1744.

Very truly yours,

SHUTTLE PHARMACEUTICALS, INC.

By:	/s/ Anatoly Dritschilo
Anatoly Dritschilo, M. D.
Chief Executive Officer

Exhbit A

	December 31	December 31
	2016	2015
Equity:
Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000,000 shares authorized, no shares outstanding as of December 31, 2016 Members Contributions	-	980,000
Common stock, $0.01 par value, 100,000,000 shares authorized, 45,000,000 shares issued and outstanding as of December 31, 2016	450,000	-
Additional paid-in capital	550,000	-
Accumulated Deficit	(1,070,854)	(730,268)
Total equity (deficit)	(70,854)	249,732
Total liabilities and equity	154,680	254,309

	Shuttle Pharmaceuticals, Inc.
	Statement of Changes in Equity (Deficit)
	Number of		Additional
	Common	Common	Paid-in	Accumulated	Members’	Total
	Shares	Stock	Capital	Deficit	Contributions	Equity
Balance at December 31, 2014		$	$	$(440,277)	$680,000	$239,723
Contributions					300,000	300,000
Net loss				(289,991)	-	(289,991)

Balance at December 31, 2015				(730,268)	980,000	249,732
Contributions					20,000	20,000
Conversion of members’ equity into common stock	45,000,000	450000	550,000	-	(1,000,000)	-
Net loss				(340,586)		(340,586)

Balance at December 31, 2016	45,000,000	$450000	$550,000	$(1,070,854)	$-	$(70,854)